EXHIBIT 99.1

Buenos Aires September 15th, 2023

IRSA Inversiones y Representaciones S.A.

Carlos M. Della Paolera 261, 8th Floor

(C10091ADA)

Ciudad Autónoma de Buenos Aires, Argentina

CONSENT OF INDEPENDENT APPRAISER

Newmark Grubb Knight Frank (“NGKF”) hereby consents to the reference to NGFK’s name, valuation methodologies, assumptions and value conclusions for accounting purposes, with respect to its appraisal reports addressed and previously delivered to the board of directors of IRSA Inversiones y Representaciones S.A. (the “Company”), in the Company’s Annual Report on Form 20-F (together with any amendments thereto, the “Annual Report”) to be filed with the U.S. Securities and Exchange Commission. NGKF also hereby consents to the filing of this letter as an exhibit to the Annual Report.

Newmark Grubb Knight Frank

By:	/s/ Domingo Speranza
Name: Domingo Speranza Title: CEO – Executive Director